[LETTERHEAD OF UNITED NATURAL FOODS, INC.]



                                                      April 23, 2007



By Federal Express

William H. Thompson
Ta Tanisha Meadows
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0405

      Re:  United Natural Foods, Inc.
           Form 10-K for Fiscal Year Ended July 29, 2006, filed October 11, 2006 Form 10-Q for Fiscal Quarter Ended January 27, 2007, filed
             March 6, 2007
           File No. 0-21531

Dear Mr. Thompson and Ms. Meadows:

      On behalf of United Natural Foods, Inc., a Delaware corporation (the "Company"), we are responding to the Staff's comment letter dated April 3, 2007. The captions and numbered paragraphs below correspond to the comments in the staff's letter. For the convenience of the staff we have recited each comment and provided the response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended July 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations, provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term, identify and discuss key performance indicators that management uses to manage the business that would be material to investors, provide greater insight into the quality and variability of information regarding financial condition and operating performance, discuss and analyze known trends, demands, commitments, events and uncertainties that cause reported financial information not to be necessarily indicative of future operating performance or future financial condition, provide a more informative analysis of the underlying

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 2


      reasons and implications of significant changes in financial condition and operating results between periods and to provide insight to readers to see the business through the eyes of management. Also, to facilitate a reader's ability to readily understand the impact of changes in operating results between periods, please revise to quantify in dollars the intermediate effects of the factors underlying material changes in net sales, gross profit and expenses between periods. For example, with respect to your discussion and analysis of net sales you should expand your discussion to include the definition of organic growth and how it is calculated and quantify to the extent practicable the effects of opening new and expanding existing distribution centers and the acquisition of Roots & Fruits and Select Nutrition. Please note that these are just examples of where your disclosure could be improved and not a complete list. For further guidance, refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at www.sec.gov/rules/interp/33-8350.htm.

      Response:  We acknowledge the Staff's comment and will review SEC Release
                 No. 33-8350 and Item 303(a) of Regulation S-K in connection with future filings to determine the appropriate scope and content of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). In particular, we will expand our MD&A to identify and discuss additional key performance indicators that management uses to manage the business and that would be material to investors; and will provide enhanced information about the quality of, and potential variability of, our earnings and cash flows, so that investors can better ascertain the likelihood that past performance is indicative of future performance.

                 In addition, in future Form 10-K and Form 10-Q filings, we will quantify, to the extent practicable, the impact of factors we have identified that contribute to a significant change in financial statement line items between the periods presented.

Results of Operations, page 22

Special Items, pages 25 and 28

2. We note your presentation and discussion throughout MD&A of various non-GAAP measures of your operating results, each measure adjusted to exclude certain "special" items, which according to your disclosure at the top of page 34, are not expected to be part of your ongoing business. Please tell us why you believe your current disclosures comply with Item 10(e)(l)(ii)(B) of Regulation S-K, which precludes adjusting a non-GAAP performance measure to eliminate items identified as nonrecurring, infrequent, or unusual, when the nature of the charge or gain is such that

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 3


      it is reasonably likely to recur within 2 years or there was a similar charge or gain in the prior 2 years. In this regard, it appears to us that each of the "special" items you have identified is normal and recurring in nature. For example, costs associated with opening, closing, and relocating various facilities, employee compensation, and interest rate swaps all seem to be typical or normal expenses of your ongoing business. Rather than demonstrating your compliance with the guidance referenced above, you might consider revising your future filings to identify, discuss, and analyze such "special" items and their effects on your results of operations without eliminating or adjusting these items in connection with presenting non-GAAP financial measures.

            In any event, we generally discourage the presentation of an entire income statement on a non-GAAP basis, as you have done on page 22. We also believe that the non-GAAP disclosures required by Item 10(e) of Regulation S-K should be provided alongside the non-GAAP measures presented, as opposed to several pages later in the document. We also believe it is beneficial if you include all of the non-GAAP related disclosures together, rather than, for example, presenting and discussing the non-GAAP measure in one area, providing the required reconciliation in another area, and providing disclosures with respect to your reasons for presenting such measures in yet another section of the document. At a minimum we believe you should provide page references to all applicable non-GAAP disclosures each time a non-GAAP measure is presented. Please tell us how you plan to revise your disclosures in future filings accordingly.

      Response:  We acknowledge the Staff's comment and will ensure that future filings which contain a non-GAAP financial measure will include a discussion as to why each of the adjustments used to arrive at the non-GAAP measure is being made and which of the adjustments are believed to be non-recurring in nature. To the extent the adjustments are recurring in nature, we have reviewed the requirements of Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("FAQ No. 8"), and have carefully considered your comment regarding our presentation of these "special" items. For the fiscal years ended July 29, 2006 and July 31, 2005, we presented six different adjustments to arrive at the various non-GAAP measures, which we believed were non-recurring in nature.

                 A. Employment transition agreement costs

                 The employment transition agreement costs reported as "special" items related to expenses in accordance with the employment transition agreement we entered into with our former President and Chief Executive Officer, Steven H. Townsend. We believe this "special" item is non-recurring in

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 4


                 nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not incurred a charge as a result of our having entered into material severance agreements with any of our executive officers in the prior two years. We also did not believe that it would be reasonably likely that we would incur a similar charge within the two years following our incurring these employment transition agreement costs.

                 B. Rocklin, California facility relocation costs

                 The relocation costs reported as "special" items related to incremental and redundant expenses incurred during the transition from our two former distribution facilities and an outside storage facility in Auburn, California to our distribution facility in Rocklin, California. We believe this "special" item is non-recurring in nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not relocated any of our existing distribution facilities in the prior two years. We also did not believe that it would be reasonably likely that we would incur similar relocation costs within the two years following our incurring these costs because we did not believe that we would relocate the Rocklin, California distribution facility within such two-year period.

                 C. Greenwood, Indiana facility opening costs

                 The opening costs reported as "special" items related to incremental expenses incurred in opening our new distribution facility in Greenwood, Indiana. We believe this "special" item is non-recurring in nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not opened a new distribution facility in the prior two years. We also did not believe that it would be reasonably likely that we incur similar opening costs within the two years following our incurring these opening costs because we did not intend to open another distribution facility to service the territory serviced by the Greenwood, Indiana area during such two-year period.

                 D. Discontinuation of broadline distribution at the Mounds
                    View, Minnesota facility

                 The costs reported as "special" items related to certain labor costs associated with the closing of our Mounds View, Minnesota distribution facility for broadline distribution. We believe this "special" item is non-recurring in nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not incurred significant severance costs related to the closing of a distribution facility in the prior two years. We also did not believe that it would be reasonably likely that we incur similar labor costs because we did not intend to experience another involuntary reduction in our workforce during such two-year period.

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 5


                 E. Closing of the Hawaii facility

                 The costs reported as "special" items related to certain expenses incurred with the closing of our Hawaii distribution facility. We believe this "special" item is non-recurring in nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not incurred costs related to the closing and exiting of a distribution facility in the prior two years. We also did not believe that it would be reasonably likely that we incur similar expenses in the two years following our incurring these expenses because we did not intend to close another distribution facility within such two-year period.

                 F. Termination of "effective" interest rate swap agreement

                 We entered into an interest rate swap agreement in May 2003. The May 2003 agreement qualified as an "effective" hedge in accordance with SFAS 133. As we indicated to the Staff in the Company's response on November 15, 2004, we only intend to enter into "effective" hedges going forward. This stated intention began with the May 2003 agreement. The income reported as a "special" item related to the gain earned with the early termination of our May 2003 interest rate swap agreement. We believe this "special" item is non-recurring in nature and meets the burden of Item 10(e)(l)(ii)(B) of Regulation S-K because we had not previously terminated an "effective" interest rate swap agreement early. We also do not believe it is reasonably likely that we will terminate an "effective" interest rate swap agreement within the next two years.

                 We further acknowledge the Staff's comment and in future filings we will analyze such "special" items and their effects on our results of operations without eliminating or adjusting these items in connection with presenting non-GAAP financial measures.

                 Finally, we acknowledge the Staff's comments regarding presentation of an entire income statement on a non-GAAP basis and grouping all non-GAAP disclosures together and providing page references, and if future filings include any non-GAAP related disclosures, we will follow the Staff's suggested disclosure approach.

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 6


Consolidated Financial Statements, page 37

Notes to Consolidated Financial Statements, page 41

Note (l)(n) Intangible Assets and Other Long-Lived Assets, page 42

3. Please disclose the changes in the carrying amount of goodwill during each period presented. Such information should be provided in total and for each reportable segment pursuant to paragraph 45 of SFAS 142.

      Response:  We acknowledge the Staff's comment and in future filings we will provide changes in the carrying amount of goodwill in total and for each reportable segment where disclosure is required. We note that, currently, and during all periods presented in our Annual Report on Form 10-K for the fiscal year ended July 29, 2006, the Wholesale segment is our only reportable segment. The Company has additional operating divisions that do not meet the quanitative thresholds for reportable segments, collectively referred to as "Other" operating divisions. The carrying amount of goodwill was $78.0 million and $73.8 million at July 29, 2006 and July 31, 2005, respectively. The increase is attributable to $1.9 million of additional goodwill recorded within the Wholesale reportable segment during fiscal year 2006 related to an acquisition in a prior year and $2.3 million of goodwill recorded during fiscal year 2006 related to a current year acquisition within the Other operating divisions. The carrying amount of goodwill was $57.2 million at July 31, 2004. The increase in goodwill during the fiscal year ended July 31, 2005 is attributable to $16.4 million of goodwill recorded related to two current year acquisitions and $0.2 million of goodwill recorded related to an acquisition in a prior year, both of which increases were recorded within the Wholesale reportable segment.

Note (l)(h) Revenue Recognition and Concentration of Credit Risk, page 43

4. Reference is made to your disclosures on page 7 regarding the extensive marketing services you provide to resellers of your products. With a view towards providing enhanced disclosure in future filings, please tell us whether any of these marketing services are provided pursuant to contractual arrangements with the resellers, and if so, tell us the nature and terms of such contractual arrangements. For example, tell us whether the marketing services are provided pursuant to the terms of distribution agreements with your customers and whether receipt of payment for goods is conditioned on you providing these marketing services. Tell us your consideration of whether the terms of your distribution agreements constitute multiple deliverable type arrangements under the scope of EITF 00-21.

            Notwithstanding the preceding, tell us why you classify the cost of the various marketing services provided to your customers/resellers outside of cost of sales, particularly in light of the fact that the related marketing allowances you receive from suppliers are classified as a reduction of cost of sales. Refer to paragraph 10 of EITF 01-9.

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 7


      Response:  We acknowledge the Staff's comment, and in response, we wish to inform the Staff that the primary marketing and advertising services that we provide to our customers are not under our contractual distribution agreements. These marketing and advertising services are support services which are separate and distinct from the distribution pricing structure agreed upon with our customers. In addition, receipt of payment for the distribution of goods is not conditioned upon our providing these marketing and advertising services. As such, we do not believe that the terms of our distribution agreements constitute multiple deliverable type arrangements as defined in EITF 00-21.

                 We do not track costs related to these marketing and advertising services on a specific customer, vendor or marketing program basis. As such, the incremental costs related to the marketing and advertising services that we provide to our customers are not separately identifiable and are not associated with the consideration received for the service. Thus, we have classified costs associated with the marketing and advertising programs offered to customers in operating expenses.

Note (l)(p) Shipping and Handling Fees and Costs, page 45

5. Please revise to disclose whether shipping and handling costs associated with outbound freight are recorded in cost of sales. Please also ensure your disclosures throughout the rest of your annual and interim reports are consistent regarding your classification of such costs. For example, you disclose on page 41 that cost of sales includes amounts incurred for "shipping and handling," yet you also disclose on page 13 of your Form 10-Q for the period ending January 27, 2007 that outbound transportation expenses are included within operating expenses rather than in cost of sales. If shipping and handling costs are significant and are not included in cost of sales, disclose the amount(s) of such costs and the line item(s) on the statements of income that include them. Refer to paragraphs 3 and 6 of EITF 00-10.

      Response:  We acknowledge the Staff's comment and in future filings we will clarify that outbound transportation expenses are included in operating expenses and that transportation expenses associated with bringing the product into our facilities are included in cost of sales. In addition, we will disclose the amount of outbound transportation expenses included in operating expenses. For the years ended July 29, 2006, July 31, 2005 and July 31, 2004, shipping and handling costs of $174.3 million, $146.2 million and $116.5 million, respectively, were recorded in operating expenses in the consolidated statements of income.

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 8


Note 14.  Business Segments, page 56

6. In a letter to us dated November 14, 2004, you indicated that reporting revenues by product group would be impracticable. If this continues to be the case, please provide disclosure to this effect. Otherwise, please disclose revenues by product group. Refer to paragraph 37 of SFAS 131.

      Response:  We acknowledge the Staff's comment, and we hereby confirm that we do not record our revenues for financial reporting purposes by product groups, and therefore, it is impracticable for us to report them accordingly. We will add additional disclosures to our business segments note in future filings stating that it is impracticable for us to disclose product group information.

Item 9A.  Controls and Procedures, page 59

7. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in timely reporting material information required to be included in your periodic reports filed with the Securities and Exchange Commission. Please revise your disclosure in future filings to also state, if true, that the same officers concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

      Response:  We acknowledge the Staff's comment, and we will revise our disclosure in future filings to provide that, if true, following an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), our principal executive and financial officers concluded that our disclosure controls and procedures were effective. In accordance with the definition of disclosure controls and procedures set forth in Rule 13a-15(3) of the Exchange Act, this would include a conclusion that our disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 9


                 appropriate to allow timely decisions regarding required disclosure. We hereby confirm that the conclusion of our principal executive and financial officers with respect to our disclosure controls and procedures set forth under Part II.
                 Item 9A. of our Annual Report on Form 10-K for the fiscal year ended July 29, 2006, would not change had such disclosure been included therein.

Exhibits 31.1 and 31.2

8. In future filings, please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In particular, revise the introductory paragraph to 1) eliminate reference to the Chief Executive Officer and Chief Financial Officer's titles; and 2) omit identification of the registrant. Revise paragraph 1 to identify the registrant. Revise paragraphs 2 through 4.d. to refer to "report" rather than "annual report" or "quarterly report." Revise paragraphs 3 through 5.b. to refer to the "registrant" rather than the "company." Also confirm to us that the wording used in your certifications here and in your reports on Form 10-Q was not intended to limit or change the meaning of the certifications.

      Response:  We acknowledge the Staff's comment, and we will ensure in future filings that the certifications contained in Exhibits
                 31.1 and 31.2 to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q read exactly as set forth in Item 601(b)(31) of Regulation S-K. We hereby confirm that the wording used in the certifications contained in Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended July 29, 2006 and our Quarterly Report on Form 10-Q for the fiscal quarter ended January 27, 2007 was not intended to limit or change the meaning of such certifications from that set forth in Item 601(b)(31) of Regulation S-K.

In connection with the Staff's comments, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William H. Thompson
Ta Tanisha Meadows
April 23, 2007
Page 10


      If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (860) 779-2800 or by facsimile at ?(860) 774-6146. Thank you for your assistance.


                                                   Sincerely,

                                                   /s/ Mark E. Shamber

                                                   Mark E. Shamber
                                                   Chief Financial Officer